02037599

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 17, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ______________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ______________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PRECISION DRILLING CORPORATION

Precision Drilling

NEWS RELEASE

Calgary, Alberta, Canada – May 17, 2002

Further to news wire reports issued May 15, 2002, Precision Drilling Corporation clarifies that it has received a letter of intent from Canadian Nexen Petroleum Yemen, which is conditional upon CNPY securing further approvals, to commence mobilizing for a long-term contract to provide wireline services for Canadian Nexen's Masila Block Operations in Yemen.

Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Dale E. Tremblay, Senior Vice President Finance and Chief Financial Officer, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500; Fax (403) 264-0251; website: www.precisiondrilling.com

CONFCAL2.WPD

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________
Jan Campbell
Corporate Secretary

Date: May 17, 2002